

Mail Stop 7010

December 3, 2008

Via U.S. mail and facsimile

Ms. Cynthia L. Sobe
VP – CFO, Treasurer, and Secretary
AMH Holdings, LLC
3773 State Road
Cuyahoga Falls, Ohio 44223

> RE: AMH Holdings, LLC and Associated Materials, LLC
>   Form 10-K for the fiscal year ended December 29, 2007
>   Form 10-Q for the period ended September 27, 2008
>   File Nos. 333-115543 and 0-24956

Dear Ms. Sobe:

We have reviewed your response letter dated November 26, 2008 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 29, 2007

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Application of Critical Accounting Policies

Goodwill and Other Intangible Assets, page 35

2. We note your response to prior comment 7. In a similar manner to your response,
    please consider disclosing your analysis of the sensitivity of your discount rate and
    EDITDA multiple assumptions. We also encourage you to disclose the actual
    significant assumptions used in your impairment tests. For example, please consider
    disclosing the actual EBITDA multiple and discount rate used and discuss the change
    in assumptions, if applicable, in subsequent periods.

Note 1. Accounting Policies, page 44

3. We note your response to prior comment 9. We continue to believe that you should
    disclose the amounts recorded as expenses related to your sales incentive
    arrangements as well as identify the amounts recorded in each expense line item.
    Given that other entities may structure and account for sales incentive arrangements
    as a reduction of revenue, we believe that this disclosure is necessary to make readers
    aware that your structure and corresponding classification of sales incentive
    arrangements may not be comparable to other entities. As previously requested,
    please also discuss in MD&A any significant estimates resulting from these
    arrangements.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 27, 2008

General

4. Please address the above comments in your interim filings as well.

Notes to the Financial Statements

Note 7 – Retirement Plans, page 7

5. We encourage you to provide a robust discussion of the current as well as expected
    ongoing impact of the current market conditions on each of the significant estimates
    and assumptions used in your determination of net periodic pension cost and plan
    assets as well as in your determination of whether additional cash contributions to
    plans will need to be made. You should discuss how sensitive your determination of
    net periodic pension cost is to each of the significant estimates and assumptions used
    as well whether certain estimates and assumptions are more subjective than others,
    including those which are more sensitive to current market conditions. Please also
    discuss the funding requirements relative to your accumulated benefit obligation and
    the implications to current and future liquidity from potential incremental cash
    payments to maintain funding requirements.

Management's Discussion and Analysis, page 18

6. We note your response to prior comment 2. We urge you to continue to find ways to provide additional quantitative disclosures that convey to investors the current and ongoing risks that you face due to developments in the homebuilding industry. As we indicated in our prior comment, we believe you should provide detailed rather than general disclosures regarding these risks and exposures. You state that your sales volumes are dependent on the strength in residential remodeling and new construction activity, which represents an estimated 65% and 35%, respectively, of your sales volume for 2007. We urge you to find additional ways to further discuss the risks and exposures related to each of these two categories, including if there are more risks and exposures related to one category. For example, please consider disclosing whether recorded goodwill, intangible assets, or any other assets are more impacted by trends and conditions in one category compared to the other. Please also disclose the actual trends and conditions related to each category in each period and the impact that the trends and conditions have had on your sales and results of operations.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief